UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Art’s-Way Manufacturing Co., Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043168103
(CUSIP Number)

J. Ward McConnell, Jr. P.O. Box 6219 Kinston, NC 28501 252-523-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043168103	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
J. Ward McConnell, Jr. Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,041,789
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,041,789
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,041,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 4,281,924 shares of Company common stock outstanding as of April 5, 2019.

CUSIP No. 043168103	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
J. Ward McConnell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,051,789 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,051,789 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,051,789 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes options held by Mr. McConnell that are exercisable within 60 days to acquire 10,000 shares of Company common stock.

(2)

Based upon 4,281,924 shares of Company common stock outstanding as of April 5, 2019, and 10,000 shares of Company common stock that may be acquired by Mr. McConnell upon the exercise of options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 2 to Schedule 13D (the “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Art’s-Way Manufacturing Co., Inc., a Delaware corporation (the “Company”), 5556 Highway 9, Armstrong, Iowa 50514, and amends and supplements the Schedule 13D filed November 28, 2016 and the Schedule 13D Amendment No. 1 filed March 28, 2018 (collectively, the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 2.      Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment is being filed for shares held by the J. Ward McConnell, Jr. Living Trust and by J. Ward McConnell, Jr. (together, the “Reporting Persons”). As trustee of the J. Ward McConnell, Jr. Living Trust, Mr. McConnell is vested with sole voting and investment power over the 2,041,789 shares of the Common Stock held by the J. Ward McConnell, Jr. Living Trust.

Item 3.      Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended to add the following:

All of the Common Stock acquired by the Reporting Persons during the period covered by this Amendment, as listed in Item 5 below, was acquired in open market purchases for a total of approximately $703,210.10 using personal funds of Mr. McConnell or as grants of restricted stock from the Company in connection with Mr. McConnell’s election to and service on the Board of Directors of the Company.

Item 5.     Interest in Securities of the Issuer

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below. For the J. Ward McConnell, Jr. Living Trust, the percentage set forth below is based upon 4,281,924 shares of Common Stock outstanding as of April 5, 2019. For Mr. McConnell, the percentage set forth below is based upon 4,281,924 shares of Common Stock outstanding as of April 5, 2019 and 10,000 shares of Common Stock that may be acquired by Mr. McConnell upon the exercise of options exercisable within 60 days.

J. Ward McConnell, Jr. Living Trust:
Percentage of
Shares of Common Stock	Outstanding Common Stock
2,041,789	47.7%

J. Ward McConnell, Jr.:
Percentage of
Shares of Common Stock	Outstanding Common Stock
2,051,789	48.0%

(c)	From the date of the Schedule 13D until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Purchase Price of Security
April 11, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	13,488	$2.49
April 12, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	310	$2.60

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Purchase Price of Security
April 13, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1,269	$2.60
April 24, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	20	$2.60
April 25, 2018	J. Ward McConnell, Jr. Living Trust	Grant	Common Stock	1,000	n/a
April 27, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	6,600	$2.5988
May 1, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	300	$2.60
May 2, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1,000	$2.60
May 16, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	300	$2.75
May 17, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1	$2.75
May 22, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	9,824	$2.75
May 23, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	5,372	$2.75
May 24, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	2,418	$2.75
May 25, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	787	$2.75
May 31, 2018	J. Ward McConnell, Jr. Living Trust	Grant	Common Stock	1,000	n/a
June 1, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	6,711	$2.75
June 4, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1,235	$2.75
June 11, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	500	$2.75
June 13, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	200	$2.75
June 13, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1	$2.75
June 14, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	28	$2.75

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Purchase Price of Security
June 15, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	8	$2.75
June 19, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	3	$2.75
June 22, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1,194	$2.75
June 25, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	498	$2.75
June 28, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	917	$2.75
August 31, 2018	J. Ward McConnell, Jr. Living Trust	Grant	Common Stock	1,000	n/a
November 15, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	29,883	$2.25
November 16, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	412	$2.25
November 19, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	4,339	$2.25
November 20, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1,500	$2.25
November 21, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	1,230	$2.25
November 29, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	3,589	$2.25
November 30, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	200	$2.25
November 30, 2018	J. Ward McConnell, Jr. Living Trust	Grant	Common Stock	1,000	n/a
December 3, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	2,805	$2.25
December 14, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	147	$2.25
December 17, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	2,010	$2.25
December 18, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	3,956	$2.25
December 19, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	10	$2.25

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Purchase Price of Security
December 20, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	8,021	$2.25
December 21, 2018	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	191,873	$2.25
February 28, 2019	J. Ward McConnell, Jr. Living Trust	Grant	Common Stock	1,000	n/a
April 16, 2019	J. Ward McConnell, Jr. Living Trust	Grant	Common Stock	1,000	n/a

Item 7.     Exhibits

Exhibit 1: Joint Filing Agreement incorporated herein by reference to Exhibit A to Schedule 13D as filed with the Securities and Exchange Commission on November 28, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2019

J. Ward McConnell, Jr. Living Trust

/s/ J. Ward McConnell, Jr.
By: J. Ward McConnell, Jr.
Its: Trustee

/s/ J. Ward McConnell, Jr.
J. Ward McConnell, Jr.